SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(x)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2001.

or

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from       to

Commission File No. 001-10160

JEFFERSON SAVINGS & LOAN ASSOCIATION 401(K) SAVINGS PLAN
(Full title of the plan)

UNION PLANTERS CORPORATION
(Name of issuer of the securities held pursuant to the plan)

6200 Poplar Avenue
Memphis, Tennessee 38119
(901) 580-6000

REQUIRED INFORMATION

The Jefferson Savings & Loan Association 401(k) Savings Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.

The Jefferson Savings & Loan Association 401(k) Savings Plan Financial Statements and Additional Information as of December 31, 2001 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

Additional Exhibit:

23        Consent of KPMG LLP

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2002		Jefferson Savings & Loan Association 401(k) Savings Plan

	By:	/s/ Paul J. Milano

Paul J. Milano Plan Administrator

JEFFERSON SAVINGS AND LOAN ASSOCIATION
401(k) SAVINGS PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

JEFFERSON SAVINGS AND LOAN ASSOCIATION
401(k) SAVINGS PLAN

Table of Contents and Definitions

Definitions:

Plan	–	Jefferson Savings and Loan Association 401(k) Savings Plan
Plan Administrator	–	Jefferson Heritage Bank 401(k) Savings Plan Committee
Company	–	Jefferson Heritage Bank
Trustee	–	U.S. Bank, N.A. (formerly Firstar Bank N.A.)
ERISA	–	Employee Retirement Income Security Act of 1974

Independent Auditors’ Report

The Jefferson Heritage Bank
       401(k) Savings Plan Committee:

We have audited the statements of assets available for plan benefits of the Jefferson Savings and Loan Association 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Louis, Missouri
June 14, 2002

JEFFERSON SAVINGS AND LOAN ASSOCIATION
401(k) SAVINGS PLAN
Statements of Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000

Assets:
Cash equivalents	$76,124	52,292
Investments:
Marketable, at fair value:
Common stocks	3,324,501	3,655,980
Collective trust funds	696,433	365,199
Mutual funds	1,974,525	2,651,911
Participant notes receivable	117,695	228,981

Total investments	6,113,154	6,902,071

Accrued interest receivable	2,626	1,869

Assets available for plan benefits	$6,191,904	6,956,232

See accompanying notes to financial statements.

JEFFERSON SAVINGS AND LOAN ASSOCIATION
401(k) SAVINGS PLAN
Statements of Changes in Assets Available for Plan Benefits
Years ended December 31, 2001 and 2000

	2001	2000

Additions:
Contributions:
Employer contributions	$140,988	200,447
Employee contributions	345,296	493,282
Rollover contributions	—	9,481

Total contributions	486,284	703,210

Investment income (loss):
Interest income	15,954	20,136
Dividend income	152,075	67,881
Net appreciation of common stocks	937,075	1,065,202
Net investment gain from collective trust funds	20,475	18,423
Net investment loss from mutual funds	(431,207)	(261,243)

Net investment income	694,372	910,399

Total additions	1,180,656	1,613,609
Deductions:
Benefits paid to participants	1,944,984	434,101

Net (decrease) increase in assets available for plan benefits	(764,328)	1,179,508
Assets available for plan benefits:
Beginning of year	6,956,232	5,776,724

End of year	$6,191,904	6,956,232

See accompanying notes to financial statements.

JEFFERSON SAVINGS AND LOAN ASSOCIATION
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of Jefferson Heritage Bank (the Bank) who have completed a 1,000 hour minimum service requirement and are age 21 or older. It is subject to the provisions of ERISA.

The Plan’s 401(k) funds are administered under the terms of a trust agreement with U.S. Bank, N.A. (formerly Firstar Bank, N.A.). The trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements, and other transactions, and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.

(b)	Contributions

Participants may contribute between 2% and 10% of pretax base compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Bank contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.

(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Bank’s contribution and plan earnings. Allocations are based on participant compensation or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Plan participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in Bank contributions plus actual earnings thereon occurs immediately.

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of ten investment options:

Collective GIC Fund – Funds are invested in units of Mercantile Guaranteed Investment Contract Collective Trust Fund, which invests mainly in guaranteed investment contracts.

First American Balanced Fund – Funds are invested in shares of First American (Mercantile prior to November 27, 2000) Balanced Mutual Fund, which invests in a combination of common stocks and fixed-income securities with intermediate maturities.

(Continued)

JEFFERSON SAVINGS AND LOAN ASSOCIATION
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

First American Growth and Income Fund – Funds are invested in shares of First American (Mercantile prior to November 27, 2000) Growth and Income Mutual Fund, which invests mainly in diversified common stocks.

AIM Blue Chip Fund – Funds are invested in A shares of AIM Blue Chip Portfolio Mutual Fund, which invests mainly in common stocks of companies perceived as market leaders.

Federated Max-Cap Fund – Funds are invested in shares of Federated Max-Cap Portfolio Mutual Fund, which invests in common stocks weighted approximately the same as those in the S&P 500 Index.

Fidelity Advisors Equity Growth Fund – Funds are invested in shares of Fidelity Advisors Equity Growth Portfolio Mutual Fund, which invests mainly in diversified growth common stocks.

Janus Adviser Series Aggressive Growth Fund – Funds are invested in shares of Janus Adviser Series Aggressive Growth Portfolio Mutual Fund, which invests mainly in common stocks of mid-sized domestic and foreign companies.

Janus Adviser Series Balanced Fund – Funds are invested in shares of Janus Adviser Series Balanced Portfolio Mutual Fund, which invests mainly in a combination of common stocks and fixed-income securities.

Invesco Select Income Fund – Funds are invested in shares of Invesco Select Income Portfolio Mutual Fund, which invests mainly in domestic and foreign bonds and mortgage-backed securities.

Union Planters Corporation Stock Fund – Funds are invested in common stock of Union Planters Corporation (Jefferson Savings Bancorp, Inc. prior to February 12, 2001)

(f)	Participant Notes Receivable

Participants may borrow in the form of interest-bearing (prime rate plus 1%) promissory notes from their fund accounts up to 50% of their vested fund accounts, with a minimum of $1,000 and a maximum of $50,000. Repayment periods are not to exceed five years for general loans and 30 years for mortgage loans. The loans are secured by the balance in the participants’ accounts. Repayments of loans are generally made through payroll deductions.

(g)	Plan Benefits

Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65, early retirement, disability retirement, or death. In addition, distributions shall be made upon the termination of employment at the Bank or upon meeting certain hardship requirements, as defined in the Internal Revenue Code. Participants may elect to receive benefits in the form of a lump-sum payment or monthly, quarterly, or annual installments.

(Continued)

JEFFERSON SAVINGS AND LOAN ASSOCIATION
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, with the exception of benefits which are recorded when paid, and present the net assets available for plan benefits and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

The Plan’s investments are stated at fair value. Union Planters Corporation (Union Planters) stock is valued at its quoted market price. Collective trust funds are valued at the net asset value of units held by the Plan at year end provided by U.S. Bank, N.A., the administrator of the Mercantile Guaranteed Investment Contract Collective Trust Fund. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Administrative Expenses

Expenses incurred by the Trustee and the Plan’s management in the administration of the Plan are paid by the Bank and from plan assets.

(Continued)

JEFFERSON SAVINGS AND LOAN ASSOCIATION
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(3)	Investments

The Plan’s investments are held in a bank-administered trust fund. The following table presents the fair values of investments at December 31, 2001 and 2000. Investments that represent 5% or more of the Plan’s net assets are separately identified:

	2001	2000

Investments at fair value:
Union Planters common stock	$3,324,501	3,655,980
Mercantile Guaranteed Investment Contract Collective Trust Fund	696,433	365,199
Mutual funds:
First American Balanced Mutual Fund	368,494	421,131
First American Growth and Income Mutual Fund	634,104	1,004,725
Other	971,927	1,226,055
Participant notes receivable	117,695	228,981

	$6,113,154	6,902,071

The Plan’s investments appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $526,343 and $822,382 during 2001 and 2000, respectively, as follows:

	2001	2000

Investments at fair value as determined by quoted market price:
Common stocks	$937,075	1,065,202
Collective trust funds	20,475	18,423
Mutual funds	(431,207)	(261,243)

	$526,343	822,382

(4)	Related-party Transactions

On various dates during 2001 and 2000, the Plan purchased and sold shares of Union Planters common stock at fair market value for investment in the Plan’s Union Planters Corporation Stock Fund.

Certain plan investments are units of collective trust funds administered by U.S. Bank, N.A. and shares of mutual funds managed by U.S. Bank, N.A. U.S. Bank, N.A. is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest.

(Continued)

(5)	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Bank by a letter dated April 26, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Agreement and Plan of Reorganization with Union Planters

On September 30, 2000, Jefferson Savings Bancorp, Inc. (Jefferson Savings) entered into an Agreement and Plan of Reorganization (the Merger Agreement) with Union Planters. Union Planters is the holding company for Union Planters Bank, National Association which is headquartered in Tennessee and operates in 11 other states. Union Planters’ common stock is traded on the New York Stock Exchange under the symbol UPC. The Merger Agreement, approved by stockholders and regulatory agencies, merged Jefferson Savings, of which the Bank is a wholly owned subsidiary, into a wholly owned subsidiary of Union Planters with each share of Jefferson Savings’ common stock being converted into 0.433 shares of Union Planters common stock. The merger with Union Planters closed on February 12, 2001. As a result of the Merger Agreement with Union Planters, the Bank intends to merge the Plan into the Union Planters Corporation 401(k) Retirement Savings Plan during the third quarter of 2002.

Schedule 1

JEFFERSON SAVINGS AND LOAN ASSOCIATION
401(k) SAVINGS PLAN
Schedule H Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2001

Current
Description of investments	value

* Union Planters Corporation common stock	$3,324,501
* Mercantile Guaranteed Investment Contract Collective Trust Fund	696,433
* First American Balanced Mutual Fund	368,494
* First American Growth and Income Mutual Fund	634,104
AIM Blue Chip Portfolio Mutual Fund	240,395
Federated Max-Cap Portfolio Mutual Fund	77,414
Fidelity Advisors Equity Growth Portfolio Mutual Fund	168,906
Janus Adviser Series Aggressive Growth Portfolio Mutual Fund	206,982
Janus Adviser Series Balanced Portfolio Mutual Fund	274,630
Invesco Select Income Portfolio Mutual Fund	3,600
Participant secured promissory notes receivable (interest rate 8.75% - 10.50%)	117,695

Total investments	$6,113,154

* Represents party-in-interest transaction allowable under ERISA regulations.

See accompanying independent auditors’ report.